EXHIBIT 99.1

Burcon Announces New Director

VANCOUVER, British Columbia, Jan. 28, 2016 (GLOBE NEWSWIRE) -- Burcon NutraScience Corporation (TSX:BU) (NASDAQ:BUR) (“Burcon”) is pleased to announce the appointment of Mr. Peter H. Kappel to its board of directors.

Mr. Kappel is a former investment banker who now manages a private investment portfolio. A former chartered accountant with KPMG in Vancouver and Frankfurt, he made the transition to investment banking with JP Morgan (New York/Frankfurt) after business school. He also served in senior roles at Nomura, Dresdner Kleinwort Wasserstein, Calyon and DVB Bank in London. In the latter three he was the Managing Director in charge of their respective European Securitisation businesses. He was responsible for many groundbreaking transactions, a regular speaker at ABS conferences and a founding and former executive committee member of the European Securitisation Forum of the Bond Market Association. He holds an MBA from the Institut Européen d’Administration des Affaires (‘INSEAD’), a Bachelor of Arts (Honours) in Economics from the University of Victoria and received his chartered accountant designation through the Institute of Chartered Accountants of British Columbia. Mr. Kappel is on the Board of Partnerships British Columbia, where he serves as Audit Committee Chair.

Dr. Allan Yap, Chairman of Burcon’s board of directors, said, "I am pleased to have Peter join our board of directors. He has extensive business experience and a wealth of knowledge in the field of finance and investment.”

Burcon also announces the resignation of Mr. Bradford Allen from the board of directors. Dr. Yap said, “We would like to express our gratitude to Brad for his service on Burcon’s board since 2012. His valuable contributions to Burcon over the years were much appreciated by management and my fellow board members.”

About Burcon NutraScience Corporation

Burcon NutraScience is a leader in developing functionally and nutritionally valuable plant- based proteins. The company has developed a portfolio of composition, application, and process patents originating from a core protein extraction and purification technology.

Burcon’s CLARISOY™ soy protein offers clarity and high-quality protein nutrition for low pH beverage systems and excellent solubility and exceptionally clean flavor at any pH; Peazazz® is a uniquely soluble and clean-tasting pea protein; and Puratein®, Supertein® and Nutratein® are canola protein isolates with unique functional and nutritional attributes. For more information about the company, visit www.burcon.ca.

ON BEHALF OF THE BOARD OF DIRECTORS
“Johann F. Tergesen”
Johann F. Tergesen
President and Chief Operating Officer

The TSX has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein. This press release contains forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements or forward-looking information involve risks, uncertainties and other factors that could cause actual results, performances, prospects and opportunities to differ materially from those expressed or implied by such forward-looking statements. Forward- looking statements or forward-looking information can be identified by words such as “anticipate,” “intend,” “plan,” “goal,” “project,” “estimate,” “expect,” “believe”, “future,” “likely,” “may,” “should,” “could”, “will” and similar references to future periods. All statements other than statements of historical fact included in this release are forward-looking statements, including, without limitation, statements regarding plans and timing for the introduction or enhancement of our products, statements about the type of business structure with potential strategic partners, statements about future market conditions, supply and demand conditions, and other expectations, intentions and plans contained in this press release. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements or information. Important factors that could cause actual results to differ materially from Burcon's plans and expectations include the actual results of business negotiations, marketing activities, adverse general economic, market or business conditions, regulatory changes and other risks and factors detailed herein and from time to time in the filings made by Burcon with securities regulators and stock exchanges, including in the section entitled "Risk Factors" in Burcon's annual information form dated June 23, 2015 filed with the Canadian securities administrators on www.sedar.com and contained in Burcon’s 40-F filed with the U.S. Securities and Exchange Commission on www.sec.gov. Any forward-looking statement or information only speaks as of the date on which it was made and, except as may be required by applicable securities laws, Burcon disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Although Burcon believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance, and accordingly, investors should not rely on such statements.

CLARISOY is a trademark of Archer Daniels Midland Company.

Media & Industry Contact:
Michael Kirwan
Director, Corporate Development
Burcon NutraScience Corporation
Tel (604) 733-0896, Toll-free (888) 408-7960
mkirwan@burcon.ca
www.burcon.ca